UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                OCTOBER 04, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL PRESENTS PHASE I RESULTS RABIES ANTIBODY COCKTAIL SHOWING SAFETY AND
ABILITY TO PROTECT

LEIDEN, THE NETHERLANDS, OCTOBER 3, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the results of the first clinical evaluation of the Rabies monoclonal antibody cocktail, a combination of two human monoclonal antibodies. Data from the First-in-Man Phase I study conducted in the US indicates that the cocktail is well tolerated, provides the expected neutralizing activity and that it can be administered in combination with rabies vaccine. Crucell is developing this human monoclonal antibody cocktail for the post-exposure prophylaxis of rabies, using its MAbstract(R) and PER.C6(R) technologies.

Details regarding the US Phase I trial data are presented today by Dr. Alexander Bakker at the XVIII Rabies in the Americas RITA conference in Guanajuato City, Mexico.

The clinical trial was a randomized, double-blind, placebo controlled study in healthy volunteers that tested the human monoclonal antibody cocktail against rabies alone, in a dose escalation, as well as in combination with rabies vaccine. In the first, blinded, part of the study, in which solely the antibody cocktail was given, rabies virus neutralizing activity could be demonstrated at all dose levels that were administered. In the second, open, part of the study, in which the rabies antibody cocktail was administered in combination with rabies vaccine, all volunteers seroconverted within 14 days upon the initiation of treatment, which means a level of rabies virus neutralizing activity that is considered to provide protection against the deadly virus (i.e. > 0.5 IU/mL) was achieved. This shows that the antibody cocktail can be safely co-administered inline with standard therapy.

"Given the unmet medical need in rabies, we are committed to move as fast as possible; people deserve to be protected against rabies," said Dr. Jaap Goudsmit, Chief Scientific Officer at Crucell. "The continued progress of the phase I clinical trial provides further validation of our PER.C6(R) and MAbstract(R) technologies."

Data from the Phase I clinical trial in India, to assess safety and efficacy, will be reported during the Joint International Tropical Medicine Meeting 2007 on November 30, 2007 in Bangkok, Thailand.

Crucell meanwhile has contracted DSM Biologics, its alliance partner for the PER.C6(R) technology platform, for the process validation and manufacturing of antibody batches for Phase III clinical efficacy studies.


ABOUT RABIES

Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure. There is no proven treatment for rabies once symptoms of the disease have appeared. Lethal rabies is prevented by post-exposure prophylaxis (PEP) via the combined administration of a rabies vaccine and RIG following the bite of a rabid animal. Current supply and quality of rabies vaccine is sufficient, but RIG is in short supply and carries certain safety risks.

Rabies is prevalent in Europe, Asia, North and South America as well as Africa. Every year, approximately 10 million people are vaccinated worldwide. With the exception of the US and Europe, most of these people do not receive RIG due to shortages and are therefore not adequately protected. As a result, an estimated 40,000 to 70,000 people die of the disease each year, mainly in Asia. Based on market needs, peak sales for our cocktail are expected to exceed $300 million.

Crucell develops the antibody cocktail using its PER.C6(R) technology, which offers large-scale manufacturing capabilities and production under serum-free culture conditions. Crucell's rabies monoclonal antibody cocktail offers the potential for replacing the traditional serum-derived products that are currently still in use for the treatment of rabies.

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ABOUT MABSTRACT(R) TECHNOLOGY
Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.


ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.


FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:


MEDIA:                                   INVESTORS/ANALYSTS:

Barbara Mulder                           Oya Yavuz
Director Corporate Communications        Director Investor Relations
Tel: 31-(0) 71 519 7346                  Tel. +31-(0) 71-519 7064
press@crucell.com                        ir@crucell.com
www.crucell.com                          www.crucell.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    CRUCELL NV
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                                                   (Registrant)

    OCTOBER 04, 2007                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer